Filed by: Old National Bancorp
(Commission File No.: 001-15817)
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended

Subject Company: First Midwest Bancorp, Inc.
(Commission File No.: 0-10967)
Date: June 1, 2021

ONB-First Midwest Bank partnership FAQ
June 1, 2021 – for internal use only

What are the details of this partnership?
On June 1, 2021, Old National Bancorp entered into a partnership agreement with First Midwest Bancorp, Inc. (NASDAQ: FMBI), the holding company for Chicago-based First Midwest Bank, in an all-stock transaction. A joint news release has been issued, making the proposed partnership public. We anticipate that the transaction will close in late 2021 or early 2022, and that the branch conversion will occur in the first part of 2022.

Once the partnership transaction closes, we will retain the Old National Bank name. Jim Ryan will remain in the role of CEO, headquartered in Evansville, while First Midwest Chairman and CEO Mike Scudder, positioned in Chicago, will serve as Executive Chairman of a combined Board of Directors. Becky Skillman will remain Lead Independent Director.

Additional executive leadership positions after the partnership closes are:
•	Mark Sander (Chicago) – President and COO
•	Jim Sandgren (Evansville) – Commercial Banking CEO
•	Brendon Falconer (Evansville) – Chief Financial Officer
•	Thomas Prame (Chicago) – Community Banking CEO
•	Chady AlAhmar (Minneapolis) – Wealth Management CEO
•	Kendra Vanzo (Evansville) – Chief Administrative Officer
•	Kevin Geoghegan (Chicago) – Chief Credit Officer

Additional members of the combined executive leadership team will be communicated at a later date.

This is a true partnership of equals (sometimes referred to as a “Merger of Equals” or MOE), as reflected by the blended executive leadership team listed above. First Midwest is of similar size ($21.2 billion in total assets compared to $23.7 for ONB) and stature (strong performance metrics). By coming together, ONB and First Midwest will create the sixth largest bank headquartered in the Midwest, with roughly $45 billion in total assets.

With nearly 270 combined years of service and a shared commitment to Midwestern values, both ONB and First Midwest are driven by a client-centric approach to banking, an unwavering commitment to community and a strong focus on corporate social responsibility.

What can you tell me about First Midwest Bank?
Founded in 1940, and with most of its 108 total banking centers in the Greater Chicago area (one of the most vibrant markets in the nation), First Midwest has a footprint that perfectly complements ONB’s. Additional branches are in Eastern Wisconsin (Milwaukee), Northeastern Iowa (Quad Cities), Northwestern Indiana and other Illinois communities.

ONB-First Midwest Bank partnership FAQ
June 1, 2021 – for internal use only

A commercially focused bank that is chartered by the state of Illinois, First Midwest boasts a top-10 deposit share in the Chicago MSA along with the 3rd largest Wealth platform ($14 billion assets under management) in Illinois. The First Midwest organizational structure is similar to ONB’s with Retail, Commercial and Wealth lines of business and a segmentation approach to serving clients.

Named one of the Chicago Tribune’s Top Places to Work in 2020, First Midwest has a culture that puts the client first, values community and empowers team member growth and development. Additionally, First Midwest has earned an “outstanding” Community Reinvestment Act (CRA) rating for the past 20 years.

From a cultural standpoint, this partnership could not be a better fit. Simply put, the two banks have a shared culture and commitment to exceeding expectations.

108 Total Branches:
•	Greater Chicago – 95 branches	•	Vermillion, Ill. – 2 branches
•	Champaign, Ill. – 1 branch	•	Scott, Iowa – 2 branches
•	Knox, Ill. – 2 branches	•	Milwaukee, Wisc. – 3 branches
•	Rock Island, Ill. – 2 branches	•	Waukesha, Wisc. – 1 branch

Total Deposits: $16.6 billion; Total Loans: $15.2 billion; Total Assets: $21.2 billion

Why are we executing a partnership of this size?
•
It creates scale that will accelerate our ONB Way strategy. This partnership creates immediate scale and powerful synergies to better serve both banks’ existing client bases. It also significantly accelerates our digital and technology capabilities to help drive future investments in Consumer, Wealth Management and Commercial Banking services.

•
It ties our footprint together. The partnership bridges a geographic gap by adding the Greater Chicago market (one of the most vibrant and attractive growth markets in the nation) to the ONB footprint while positioning us very well to take advantage of future growth opportunities.

•
It strengthens our organization. As with previous partnerships, this transaction enables us to take advantage of fresh perspectives and new expertise to accelerate Old National’s financial performance and promote long-term success.

•
It positions us for continued growth. Ultimately, our goal is for Old National to be THE premier bank in the Midwest, with consistent top quartile financial performance, while maintaining our strong culture, legacy of integrity and commitment to community. We believe this partnership positions us for strong internal growth and to selectively pursue additional partnership opportunities.

What was the thinking behind maintaining the Old National name?
Leadership from both institutions considered the fact that Old National is a recognized and respected name in 80% of our combined markets. We are also confident that the Old National name will resonate well in First Midwest’s existing markets.

ONB-First Midwest Bank partnership FAQ
June 1, 2021 – for internal use only

What about our headquarters?
After completion of the partnership, Old National will operate with dual headquarters: Evansville and Chicago. Here is why we are taking that approach:

•
When you consider that nearly half our deposits will be in the Chicago market after closing, and you also factor in our presence in Michigan, Minnesota and Wisconsin, we believe there is value in establishing a second headquarters in the northern part of our footprint.

•
There will be significant operations and leadership in both Evansville and Chicago – as well as in other markets throughout our footprint. We are one, interconnected company and every community is important.

•
Our segmentation approach to doing business means that where particular operations, teams or individuals are located is not of great importance. Today, we have executive leaders located throughout our footprint, and that won’t change.

•	There are no plans or expectations for leaders – or any team members – to relocate as a result of this partnership.

Lastly, please rest assured our commitment to our current ONB communities will not change. A great example of our commitment to our home community of Evansville is our recent investment in a state-of-the-art Commercial and Wealth hub facility on the same campus as our headquarters building.

What comes next/what does this mean for me?
There is very little geographic overlap between ONB and First Midwest. As with previous partnerships, leaders from both organizations will come together to closely examine both banks’ processes, systems, products and services. The ultimate goal is to create the best combined structure and team, and the strongest, most effective version of Old National. As always, we will be thoughtful and transparent about all partnership-related decisions.

We will also be developing a robust client communication and brand campaign to introduce Old National to the First Midwest markets; and Leadership from both banks will be working with a third-party institution that specializes in cultural integration to ensure that this is the smoothest and most successful partnership possible.

Additionally, ONB team members can expect to receive regular updates on the partnership in Jim Ryan’s weekly CEO Update emails and through other communication channels, including leadership visits.

Because of the size and scope of the partnership, our Leadership team will be asking numerous ONB team members to assist in the integration process. Thank you in advance if you are asked to participate and agree to be part of this historic partnership.

ONB-First Midwest Bank partnership FAQ
June 1, 2021 – for internal use only

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to First Midwest’s and Old National’s beliefs, goals, intentions, and expectations regarding the proposed transaction, revenues, earnings, loan production, asset quality, and capital levels, among other matters; our estimates of future costs and benefits of the actions we may take; our assessments of probable losses on loans; our assessments of interest rate and other market risks; our ability to achieve our financial and other strategic goals; the expected timing of completion of the proposed transaction; the expected cost savings, synergies and other anticipated benefits from the proposed transaction; and other statements that are not historical facts.

Forward‐looking statements are typically identified by such words as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “should,” “will,” and other similar words and expressions, and are subject to numerous assumptions, risks, and uncertainties, which change over time. These forward-looking statements include, without limitation, those relating to the terms, timing and closing of the proposed transaction.

Additionally, forward‐looking statements speak only as of the date they are made; First Midwest and Old National do not assume any duty, and do not undertake, to update such forward‐looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Furthermore, because forward‐looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those indicated in such forward-looking statements as a result of a variety of factors, many of which are beyond the control of First Midwest and Old National. Such statements are based upon the current beliefs and expectations of the management of First Midwest and Old National and are subject to significant risks and uncertainties outside of the control of the parties. Caution should be exercised against placing undue reliance on forward-looking statements. The factors that could cause actual results to differ materially include the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between First Midwest and Old National; the outcome of any legal proceedings that may be instituted against First Midwest or Old National; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated (and the risk that required regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the ability of First Midwest and Old National to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the common stock of either or both parties to the proposed transaction; the possibility that the anticipated benefits of the proposed transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where First Midwest and Old National do business; certain restrictions during the pendency of the proposed transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected timeframes or at all and to successfully integrate First Midwest’s operations and those of Old National; such integration may be more difficult, time consuming or costly than expected; revenues following the proposed transaction may be lower than expected; First Midwest’s and Old National’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by Old National’s issuance of additional shares of its capital stock in connection with the proposed transaction; effects of the announcement, pendency or completion of the proposed transaction on the ability of First Midwest and Old National to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction and other factors that may affect future results of First Midwest and Old National; uncertainty as to the extent of the duration, scope, and impacts of the COVID-19 pandemic on First Midwest, Old National and the proposed transaction; and the other factors discussed in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of each of First Midwest’s and Old National’s Annual Report on Form 10‐K for the year ended December 31, 2020, in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of each of First Midwest’s and Old National’s Quarterly Report on Form 10‐Q for the quarter ended March 31, 2021, and in other reports First Midwest and Old National file with the U.S. Securities and Exchange Commission (the “SEC”).

ONB-First Midwest Bank partnership FAQ
June 1, 2021 – for internal use only

Additional Information and Where to Find It

In connection with the proposed transaction, Old National will file a registration statement on Form S‑4 with the SEC. The registration statement will include a joint proxy statement of First Midwest and Old National, which also constitutes a prospectus of Old National, that will be sent to First Midwest’s and Old National’s shareholders seeking certain approvals related to the proposed transaction.

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  INVESTORS AND SECURITY HOLDERS OF FIRST MIDWEST AND OLD NATIONAL AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FIRST MIDWEST, OLD NATIONAL AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about First Midwest and Old National, without charge, at the SEC’s website (http://www.sec.gov).  Copies of documents filed with the SEC by First Midwest will be made available free of charge in the “Investor Relations” section of First Midwest’s website, https://firstmidwest.com/, under the heading “SEC Filings.” Copies of documents filed with the SEC by Old National will be made available free of charge in the “Investor Relations” section of Old National’s website, https://www.oldnational.com/, under the heading “Financial Information.”

Participants in Solicitation

First Midwest, Old National, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC.  Information regarding First Midwest’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 13, 2021, and certain other documents filed by First Midwest with the SEC.  Information regarding Old National’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 8, 2021, and certain other documents filed by Old National with the SEC. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.